UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated February 10, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Inside information: Nokia announces a leadership transition – Justin Hotard appointed as successor to Pekka Lundmark

Stock exchange release	1 (4)
10 February 2025

Nokia Corporation

Inside information

10 February 2025 at 08:00 EET

Inside information: Nokia announces a leadership transition – Justin Hotard appointed as successor to Pekka Lundmark

Espoo, Finland – Nokia today announced a leadership transition. Nokia’s President and Chief Executive Officer, Pekka Lundmark, has informed the Board that he will step down. The Board has appointed Justin Hotard as the next President and Chief Executive Officer of Nokia. He will start in his new role on 1 April 2025.

Hotard joins Nokia with more than 25 years’ experience with global technology companies, driving innovation, technology leadership and delivering revenue growth. He currently leads the Data Center & AI Group at Intel. Prior to this role, he held several leadership roles at large technology companies, including Hewlett Packard Enterprise and NCR Corporation. He will be based at Nokia’s headquarters in Espoo, Finland.

“I am delighted to welcome Justin to Nokia. He has a strong track record of accelerating growth in technology companies along with vast expertise in AI and data center markets, which are critical areas for Nokia’s future growth. In his previous positions, and throughout the selection process, he has demonstrated the strategic insight, vision, leadership and value creation mindset required for a CEO of Nokia,” said Sari Baldauf, Chair of Nokia’s Board of Directors.

“I am honored by the opportunity to lead Nokia, a global leader in connectivity with a unique heritage in technology. Networks are the backbone that power society and businesses, and enable generational technology shifts like the one we are currently experiencing in AI. I am excited to get started and look forward to continuing Nokia’s transformation journey to maximize its potential for growth and value creation,” said Justin Hotard.

After leading Nokia since 2020, Nokia’s current President and CEO, Pekka Lundmark, has decided to step down from executive roles and move on to the next phase of his career.

“I want to thank Pekka for his significant contributions to Nokia, he will leave with our highest respect. The planning for this leadership transition was initiated when Pekka indicated to the Board that he would like to consider moving on from executive roles when the repositioning of the business was in a more advanced stage, and when the right successor had been identified. Now, both of those conditions have been met, and he has decided to step down,” said Sari Baldauf.

She continued: “Pekka joined at a difficult time in Nokia’s history. Under his tenure, Nokia has re-established its technology leadership in 5G radio networks and built a strong position in cloud-native core networks. Network Infrastructure has delivered growth and significant profit improvement, and Nokia has secured the longevity of its patent licensing business. At the same time, Nokia has built strong foundations in new growth areas, refreshed the company’s brand and culture, transformed its operating model and rebalanced its portfolio.”

Stock exchange release	2 (4)
10 February 2025

“Leading Nokia has been a privilege. When I returned to Nokia in 2020, I called it a homecoming, and it really has felt like one. I am proud of the work our brilliant team has done in re-establishing our technology leadership and competitiveness, and positioning the company for growth in data centers, private wireless and industrial edge, and defense. This is the right time for me to move on. I have led listed companies for more than two decades and although I do not plan to stop working, I want to move on from executive roles to work in a different capacity, such as a board professional. Justin is a great choice for Nokia and I look forward to working with him on a smooth transition,” said Nokia’s President and CEO Pekka Lundmark.

Lundmark will step down on 31 March 2025. He will continue as an advisor to the new CEO until the end of the year.

An event for media and financial analysts will be held today at 10:00 EET. Link to join the webcast: https://edge.media-server.com/mmc/p/hjd9zmyx.

Journalists and financial analysts, who wish to ask a question during the event, must dial-in to an audio-only conference call line. The attendees must pre-register here: https://dpregister.com/sreg/10196883/fe7f25be61.

If you wish to ask a question on the call, you must mute the webcast and only use the participant dial-in during the Q&A session as there is a delay of approximately 15-30 seconds.

Journalists and financial analysts can join via webcast or in person (Nokia’s Executive Experience Center at Karakaari 18, Espoo). Members of the media and analysts who want to participate in person, are kindly requested to show their press credential or valid ID on arrival.

Justin Hotard, CV

Born: 1974

Nationality: US national

Experience:

•	Intel, Santa Clara, CA, 2024–present: Executive Vice President and General Manager, Data Center & AI Group
•	Hewlett Packard Enterprise, Houston, TX / Tokyo, Japan, 2015–2024: various leadership positions including:

o	Executive Vice President and General Manager, High Performance Computing, AI & Labs
o	President and Managing Director, Japan and China

•	NCR Corporation, Duluth, GA, 2007–2014: various leadership positions including: President and General Manager, Global Small Business Cloud Platform
•	Symbol Technologies (acquired by Motorola, Inc), Holtsville, NY, 2003–2007: Director, Product Management and Senior Manager, Corporate Development

Stock exchange release	3 (4)
10 February 2025

•	Motorola, Inc, Arlington, IL, 1996–2000: Senior Systems Engineer

Education:

•	Master of Business Administration, MIT Sloan School of Management, Cambridge, MA, 2002
•	Bachelor of Science in Electrical Engineering, University of Illinois Urbana-Champaign, Urbana, IL, 1997

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

Stock exchange release	4 (4)
10 February 2025

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to our ongoing transactions, investments and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "anticipate", “continue”, “believe”, “envisage”, “expect”, “aim”, “will”, “target”, “may”, “would”, "see", “plan” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties specified in our 2023 annual report on Form 20-F published on 29 February 2024 under Operating and financial review and prospects – Risk factors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2025		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal